UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 28, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM’S SUBSIDIARY TO APPEAL JUDGMENT IN ALGERIA

Amsterdam (March 28, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, announces that earlier today an Algerian Court of first instance handed down a judgment against Orascom Telecom Algerie (“OTA”) and a member of OTA’s senior executive team. The judgment relates to a previously disclosed claim brought in 2010 by the Algerian authorities alleging breaches of foreign exchange regulations. The judgment consists of fines of 99 billion Algerian Dinar (approximately USD 1.3 billion) and a criminal sentence against a member of OTA’s senior executive team.

OTA is taking the necessary steps to file an appeal. The lodging of the appeal will provisionally suspend the judgment. VimpelCom maintains that OTA and OTA’s senior executive have acted in good faith and in compliance with the law. The management in Algeria continues to have VimpelCom’s full support.

VimpelCom is considering all of its options and possible further steps as well as the impact of this judgment in the court of first instance on its negotiations with the Algerian government for the sale of a majority interest in OTA.

OTA is 96.8% owned by Orascom Telecom Holdings SAE, which, in turn, is 51.9% owned by VimpelCom.

On January 9, 2012, VimpelCom and the Ministry of Finance of the Algerian Democratic Peoples Republic announced that they have entered into a non-binding Memorandum of Understanding to explore the possible sale to the Algerian State by OTH of an interest in OTA.

For further information about OTA and the claim, please see VimpelCom’s Annual Report filed on Form 20-F for the year ended December 31, 2010.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the negotiations and litigation relating to OTA. These forward-looking statements are based on management’s best assessment of the Company’s legal position in the litigation and the current status of the negotiations. The actual outcome may differ materially from these statements and there can be no assurance that OTA will successfully appeal the today’s judgment or that the sale of a stake in OTA will be consummated. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:

VimpelCom Ltd.

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 (0)20 79 77 203 (Amsterdam)

Media and Public Relations:

VimpelCom Ltd.

Bobby Leach

Tel: +31 (0)20 79 77 200 (Amsterdam)